Exhibit 99.1

Birks & Mayors Reports Fourth Quarter and Full Year Sales Results;

Fourth Quarter Comparable Store Sales Increase 8%;

Full Year Comparable Store Sales Rise 11%

MONTREAL—June 19, 2006—Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 67 luxury jewelry stores across Canada, Florida and Georgia, reported sales results for the fourth quarter and fiscal year ended March 25, 2006 (“Fiscal 2005”). Comparable store sales (stores open in both the current and prior periods) are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rates while all dollar amounts are reported in US Dollars.

For the fourth quarter of Fiscal 2005, the Company’s net sales increased 12.6% to $56.0 million, as compared to net sales of $49.8 million in the prior year fourth quarter. Comparable store sales increased 8% during the fourth quarter, as compared to a 1% increase in the prior year period. Comparable store sales growth included a 14% increase in Canada and a 4% gain in the U.S. Also, benefiting fourth quarter net sales was $1.2 million related to the translation of the Canadian operations into U.S. Dollars at a higher exchange rate due to the strengthening of the Canadian Dollar.

For the full Fiscal 2005 year, the Company reported net sales of $274.3 million, a 14.6% increase over the prior fiscal year net sales of $239.3 million. Comparable store sales increased 11% for the year, as compared to a 7% increase in the prior year period. Comparable stores sales included a 7% increase in Canada and a 13% rise in the U.S. Also, contributing to the increase in net sales in Fiscal 2005 was approximately $7.6 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates.

Commenting on the sales results, Thomas A. Andruskevich, President and Chief Executive Officer, stated: “We are extremely pleased to report solid sales growth in Fiscal 2005, demonstrating the effectiveness of our merchandising and marketing strategies. As we begin fiscal 2006, we believe we are poised to continue our positive sales momentum and benefit from the significant resources that our combined company has to offer.”

Store expansion:

The Company has signed a lease to open a new Mayors store in Bonita Springs, Florida which it expects to open prior to the fiscal 2006 holiday season. This new store location is just north of Naples on the West Coast of Florida. The Company has also signed a lease for a second new Mayors store location in Weston, Florida which it plans to open in the spring of 2007.

Mr. Andruskevich, continued: “Based on the strength of our business and with our integration essentially complete, we are now focused on capitalizing on the many opportunities that exist to profitably grow our Birks and Mayors brands. A key component of this strategy is the selective expansion of our store base. Additionally, we expect to gain market share, as we continue our emphasis on differentiation and product innovation while satisfying our consumers’ needs for superior service.”

The Company expects to announce its full Fiscal 2005 results during the week of July 10, 2006. In conjunction with its earnings announcement, the Company plans to host a conference call to discuss its results with interested analysts and investors. An announcement including the earnings date, web-cast and conference call dial-in instructions will be announced once that date is selected.

Birks & Mayors Inc. is a leading operator of luxury jewelry stores in the United States and Canada. As of May 31, 2006, the Company operated 39 stores (Birks) across most major metropolitan markets in Canada and 28 stores (Mayors) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for strong sales, success of the Company’s merchandising, marketing and retail initiatives, and continued growth. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain strong sales throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth and profitability, the Company’s ability to keep costs low, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the proxy statement/prospectus contained in Birks & Mayors Inc. registration statement on Form F-4 filed with the Securities and Exchange Commission (File No. 333-126939). The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT: Birks & Mayors Inc.

Michael Rabinovitch, 954-590-9000

or

Investors:

Integrated Corporate Relations

Allison Malkin / Jean Fontana

203-682-8225 / 203-682-8272